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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                           ----------------------
            AMENDMENT NO. 4 (FINAL AMENDMENT) TO SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ----------------------
                        KAPSON SENIOR QUARTERS CORP.
                         (NAME OF SUBJECT COMPANY)

                        PROMETHEUS ACQUISITION CORP.
                      PROMETHEUS SENIOR QUARTERS, LLC
                   LF STRATEGIC REALTY INVESTORS II L.P.
                LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.
                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
       $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PAR VALUE
                     (TITLES OF CLASSES OF SECURITIES)

                            -------------------
            (CUSIP NUMBER OF CLASS OF SECURITIES) (COMMON STOCK)

                    ROBERT P. FREEMAN AND MURRY N. GUNTY
               C/O LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                      30 ROCKEFELLER PLAZA, 63RD FLOOR
                          NEW YORK, NEW YORK 10020
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 Copies to:

                         JONATHAN L. MECHANIC, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8000

                               MARCH 31, 1998
     (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 14D-1)

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AMOUNT PREVIOUSLY PAID:    N/A                             FILING PARTY:    N/A
FORM OR REGISTRATION NO.:  N/A                             DATE FILED:      N/A
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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Prometheus Acquisition Corp.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) |_|
                                                                     (b) |X|

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3    SEC USE ONLY

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4    SOURCES OF FUNDS (SEE INSTRUCTIONS)

           AF/BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                          |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING Person
           7,655,369 shares of Common Stock (see Item 6)

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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                   |_|

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           98.78% (see Item 6)

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10   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prometheus Senior Quarters, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)|_|
                                                                      (b)|X|

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3    SEC USE ONLY

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4    SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,655,369 shares of Common Stock (see Item 6)

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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                   |_|

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           98.78% (see Item 6)

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10   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           00

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LF Strategic Realty Investors II L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) |_|
                                                                     (b) |X|

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3    SEC USE ONLY

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4    SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF/BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,655,369 shares of Common Stock (see Item 6)

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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           |_|

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           98.78% (see Item 6)

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10   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           00

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lazard Freres Real Estate Investors L.L.C.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)|_|
                                                                      (b)|X|

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3    SEC USE ONLY

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4    SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,655,369 shares of Common Stock (see Item 6)

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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                   |_|
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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           98.78% (see Item 6)

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10   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           00

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     This Amendment No. 4 supplements and amends, and constitutes the final amendment to, the Tender Offer Statement in Schedule 14D-1, as amended to date, relating to a tender offer by Prometheus Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Prometheus Senior Quarters, L.L.C., a Delaware limited liability company ("Parent"), to purchase all outstanding shares of (i) Common Stock, par value $.01 per share (the "Common Stock") and (ii) $2.00 Convertible Exchangable Preferred Stock, par value $.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of Kapson Senior Quarters Corp, a Delaware corporation (the "Company").

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended to add the following information:

     Following the expiration of the Offer at 12:00 midnight, New York City time, on March 27, 1998, the Offeror accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn. The Offeror has been informed by the Depositary that 7,655,369 shares of Common Stock and 2,400,000 shares of Preferred Stock (including 74,464 shares of Common Stock tendered pursuant to guaranteed delivery procedures as of 5:00 p.m. on March 30, 1998), representing approximately 99% of the outstanding shares of Common Stock and 100% of shares of Preferred Stock, were validly tendered and not withdrawn. A copy of the press release issued prior to 9:00 a.m., New York City time, on March 30, 1998 with respect to the foregoing is attached as Exhibit (a)(8) hereto and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(f) of Schedule 14D-1 is hereby amended and supplemented by the following:

     The Offer of the Offeror to purchase all outstanding Shares expired at 12:00 midnight, New York City time, on March 27, 1998. Following the expiration of the Offer, the Offeror accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn, subject to the terms of the Offer. Parent and the Offeror issued a press release on March 30, 1998, in connection with the expiration of the Offer, the text of which is attached hereto as Exhibit (a)(8) and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(8) Text of Press Release, dated March 30, 1998.

                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1998


                            PROMETHEUS ACQUISITION CORP.

                            By: /s/ Robert P. Freeman
                                ----------------------------------
                                Name:  Robert P. Freeman
                                Title: President


                            PROMETHEUS SENIOR QUARTERS, LLC

                            By:  LF STRATEGIC REALTY INVESTORS
                                 II L.P., its Sole Member

                                 By: LAZARD FRERES REAL ESTATE
                                     INVESTORS LLC, its General Partner

                                     By: /s/ Robert P. Freeman
                                         -------------------------
                                         Name:  Robert P. Freeman
                                         Title: Principal


                            LF STRATEGIC REALTY INVESTORS II L.P.

                                 By: LAZARD FRERES REAL ESTATE
                                     INVESTORS LLC, its General Partner

                                       By: /s/ Robert P. Freeman
                                           -----------------------
                                           Name:  Robert P. Freeman
                                           Title: Principal

                            LAZARD FRERES REAL ESTATE INVESTORS LLC

                            By:  /s/ Robert P. Freeman
                                 ---------------------------------
                                 Name:  Robert P. Freeman
                                 Title: Principal



                               EXHIBIT INDEX

Exhibit        Description                                         Page No.
-------        -----------                                         --------

* (a)(1)       Offer to Purchase, dated March 2, 1998.

* (a)(2)       Letter  of  Transmittal  relating  to  Common
               Stock and Preferred Stock.

* (a)(3)       Letter  from  Lazard  Freres  & Co.  LLC,  as
               Dealer   Manager,   to   Brokers,    Dealers,
               Commercial  Banks,  Trust Companies and Other
               Nominees.

* (a)(4)       Letter  from  Brokers,  Dealers,   Commercial
               Banks,  Trust Companies and Other Nominees to
               Clients.

* (a)(5)       Notices of  Guaranteed  Delivery  relating to
               Common Stock and Preferred Stock.

* (a)(6)       Guidelines  for   Certification  of  Taxpayer
               Identification Number on Substitute Form W-9.

* (a)(7) Press Release issued by the Parent and the Company on February 24, 1998.

  (a)(8)       Text of Press Release, dated March 30, 1998.

* (b)(1)       Revolving Credit Agreement, dated as of March
               27, 1998, among the Fund, the Offeror,  Chase
               Manhattan Bank and other lenders parties thereto.

* (c)(1)       Amended and  Restated  Agreement  and Plan of
               Merger, dated as of February 23, 1998, among the Company, Parent and the Offeror.

* (c)(2)       Second   Amended  and  Restated   Stockholder
               Agreement, dated as of February 23, 1998, between Parent and the Kaplans.

* (c)(3)       Escrow  Agreement,  dated as of February  23,
               1998, among the Kaplans, the Company and the Offeror.

* (c)(4) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Glenn Kaplan.

* (c)(5) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Wayne L. Kaplan.

* (c)(6) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Evan A. Kaplan.

* (c)(7)       Letter  Agreement,  dated as of February  23,
               1998 among the Company, the Kaplans, the Offeror and Parent.

* (d)          None.

* (e)          Not applicable.

* (f)          None.

-------------------------

*  Previously filed.